 As filed with the Securities and Exchange Commission on June 27, 2002 Registration No. 333-73572

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                          PRE-EFFECTIVE AMENDMENT NO.4

                                       TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                  -------------

                              MEDIX RESOURCES, INC.
             (Exact Name of Registrant as Specified in Its Charter)

        Colorado                                                84-1123311
  (State or Other Jurisdiction of                          (I.R.S. Employer
  Incorporation or Organization)                         Identification Number)
-------------------------------------------------------------------------------

                              The Graybar Building
                         420 Lexington Ave., Suite 1830
                            New York, New York 10170
                                 (212) 697-2509
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                              Lyle B. Stewart, Esq.
                              Lyle B. Stewart, P.C.
                              3751 S. Quebec Street
                                Denver, CO 80237
                                 (303) 267-0920
            (Name, Address, Including Zip Code, and Telephone Number,
                   Including Area Code, of Agent for Service)
                                -----------------

     Approximate date of commencement of proposed sale to the public:  From time to time after this Registration Statement becomes effective.

     If any of the securities being registered on this form are to be offered on a delayed or continuous  basis  pursuant to Rule 415 under the Securities Act of
1933, other than securities offered only in connection with dividend or interest
reinvestment plans, check the following box: |X|

The Registrant hereby amends this  Registration  Statement on such date or dates as may be necessary to delay its effective date until the Registrant  shall file a further amendment which specifically  states that this Registration  Statement shall  thereafter  become  effective  in  accordance  with  Section  8(a) of the
Securities  Act of  1933 or  until  this  Registration  Statement  shall  become effective on such date as the Commission,  acting pursuant to said Section 8(a), may determine.

                              SUBJECT TO COMPLETION

                               DATED JUNE 27, 2002

PROSPECTUS

                              MEDIX RESOURCES, INC.

                         496,250 Shares of Common Stock

The  shareholders of Medix  Resources,  Inc. named herein will have the right to offer and sell up to an  aggregate  of 496,250  shares of our common stock under this Prospectus.

Medix  will not  receive  directly  any of the  proceeds  from the sale of these shares by the selling shareholders.  However, Medix will receive the proceeds of the  exercise  of the options  and  warrants  to purchase  the shares to be sold hereunder. Medix will pay the expenses of registration of these shares.

The  common  stock is traded on the  American  Stock  Exchange  under the symbol
"MXR".  On June 25, 2002,  the closing price of the common stock was reported as
$0.46.

Medix has available to it an equity line of credit that permits it to draw funds for its  operations,  from time to time, and issue shares of its common stock to the providers of such facility in connection with such draws.  The shares issued are registered so that they can be sold to the public upon issuance.  Currently,
4,796,763  shares are registered for sale by the equity line of credit providers in connection with future draws. See "Equity Line Financing."

The securities  offered hereby involve a high degree of risk. See "RISK FACTORS"
beginning on page 3 for certain risks that should be  considered by  prospective purchasers of the securities offered hereby.

Neither  the  Securities  and  Exchange  Commission  nor  any  state  securities commission  has approved or  disapproved of the securities or determined if this prospectus  is truthful or  complete.  Any  representation  to the contrary is a criminal offense.

                        The date of this Prospectus is June __, 2002

No dealer,  salesman or other person has been authorized to give any information or to make any  representation  not contained in or incorporated by reference in this Prospectus and, if given or made, such information or  representation  must not be relied upon as having been authorized by us, the selling  shareholders or any other  person.  This  Prospectus  does not  constitute an offer to sell or a solicitation  of an offer to buy any of the  securities  offered  hereby  in any jurisdiction  to any person to whom it is unlawful to make such an offer in such jurisdiction.  Neither  the  delivery  of  this  Prospectus  nor any  sale  made hereunder  shall,  under any  circumstances,  create  any  implication  that the information  herein is correct as of any time  subsequent  to the date hereof or that there has been no change in our affairs since such date.

                               ------------------

                                TABLE OF CONTENTS

                               ------------------

SUMMARY

RISK  FACTORS

FORWARD-LOOKING STATEMENTS

THE COMPANY

EQUITY LINE FINANCING

USE OF PROCEEDS

SELLING SHAREHOLDERS

DESCRIPTION OF SECURITIES

PLAN OF DISTRIBUTION

INDEMNIFICATION OF OFFICERS AND DIRECTORS

AVAILABLE INFORMATION

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

LEGAL MATTERS

EXPERTS

                                     SUMMARY

This  Prospectus  covers the  offering  and sale of up to 496,250  shares of our common  stock to the public by certain  selling  shareholders  listed  under the heading "Selling  Shareholders" further back in this Prospectus.  As of June 25,
2002,  we  had  62,923,624   shares  of  our  common  stock   outstanding,   and
approximately  29,676,164  shares were issuable upon the exercise of outstanding options,  warrants or other rights, and the conversion of outstanding  preferred stock.

We are  developing  software  products  for  Internet-based  communications  and information  management by medical  service  providers.  We have no revenue from operations and are funding the development of our software  products through the sales of our  securities.  We have  granted a  security  interest  in all of our intellectual  property  assets to secure a  financing.  See "The  Company-Recent
Developments" and "Risk Factors."

Because of our continuing losses, and the lack of a certain source of capital to fund our development of software products, our independent  accountants included a "going  concern"  exception  in their audit  report on our  audited  financial statements  for the year 2001.  The "going  concern"  exception  signifies  that significant questions exist about our ability to continue in business. See "Risk
Factors."

Currently,  we are funding our development and deployment  activities through an equity line of credit  financing,  which is not an assured source of funds.  The equity line of credit is provided by Cornell Capital Partners, L.P. and Dutchess
Private  Equities  Fund,  L.P.  (the  "providers"),  which  jointly  provide the facility under a single agreement.  The agreement provides that we may draw down up to $10,000,000 over its two-year term,  ending June 12, 2003,  subject to the conditions  for the draws being  satisfied,  which can not be assured.  We issue shares of our common stock to the providers of such facility in connection  with such draws.  The shares  issued are  registered  so that they can be sold to the public  immediately  upon issuance.  We have made 17 draws on the equity line of credit since August of 2001. As of June 18, 2002, we had received  $2,681,099 in advances,  from which offering expenses of $198,511 were paid, and had issued to the providers 4,703,237 shares of our common stock relating to the advances.  An additional  542,847  shares have been issued to  affiliates  of the providers as fees for arranging the equity line  facility.  Currently,  4,796,763  shares are registered for sale by the providers in connection with future draws. The shares issued  pursuant to the equity line advances to date have been priced from $0.41 to $0.77 per share. See "Risk Factors" and "Equity Line Financing."

Our principal  executive office is located at 420 Lexington Avenue,  Suite 1830,
New York, NY 10170,  and its telephone  number is (212) 697-2509.  Our principal administrative  office is at 7100 East Belleview  Ave.,  Greenwood  Village,  CO
80111, and its telephone number is (303) 741-2045.

                                  RISK FACTORS

     An investment in our common stock:
        o         has a high degree of risk;
        o         is highly speculative;
        o         should only be considered by those persons or entities who can afford to lose their entire investment.

In addition to the other information contained in this Prospectus, the following risk factors  should be carefully  considered in evaluating  our business and an investment  in our shares.  The order in which the  following  risk  factors are presented does not indicate the relative magnitude of the risks described.

Our continuing  losses endanger our viability and have caused our accountants to issue a "going concern" exception in their annual audit report.

We reported net losses of  ($10,636,000),  ($5,415,000) and ($4,847,000) for the
years ended December 31, 2001,  2000 and 1999,  respectively,  and a net loss of
($1,677,000) for the quarter ending March 31, 2002. At March 31, 2002, we had an
accumulated   deficit  of  ($35,737,000)  and  a  negative  working  capital  of
($1,396,000).  Our  Cymedix(R)products  are still in the testing and  deployment stage and have not generated any significant revenue to date. We are funding our operations through the sale of our securities.  Our independent accountants have included a "going concern"  exception in their audit reports on our audited 2000 and 2001  financial  statements.  See our Form 10-K, as amended,  for the fiscal year ended December 31, 2001.

Our need for  additional  financing is acute and failure to obtain it could lead to the financial failure of our company.

We expect to continue to experience losses, in the near term, until such time as our Cymedix(R) software products can be successfully deployed with customers and produce  revenue.  The continuing  development,  marketing and deployment of the
Cymedix  software  products  will depend  upon our ability to obtain  additional financing. Our Cymedix(R) products are still in the testing and deployment stage and have not  generated  any  significant  revenue to date.  We are  funding our operations  through the sale of our  securities.  There can be no assurance that additional  investments  or  financings  will be  available  to us as  needed to support the  development and deployment of Cymedix  products.  Failure to obtain such capital on a timely basis could result in lost business opportunities,  the sale of the Cymedix business at a distressed  price or the financial  failure of our company. See "The Company-Recent Developments."

Medix has frequent  cash flow  problems  that often cause us to be delinquent in making  payments to our vendors and other  creditors,  which may cause damage to our  business  relationships  and cause us to incur  additional  expenses in the payment of late charges and penalties.

During  2001,  from time to time,  its lack of cash flow  caused  Medix to delay payment of its obligations as they came due in the ordinary of its business.  In some cases,  Medix was delinquent in making payments by the legally required due dates. At its four office  locations,  Medix had 48 monthly  payments due in the aggregate during 2001. 31 of those payments were late. 23 of those payments were paid within 30 days of their due date,  and 8 of those  payments were between 31 and 60 days late. All payments plus any required  penalties were ultimately paid in full during  2001.  Medix had 33 Federal  withholding  and other  payment due dates. Of those, 17 due dates were missed.  The resulting  delinquencies  ranged from 1 to 58 days,  before  the  required  payments  were  made.  Medix pays the resulting penalties as they are billed. Medix had state withholding  obligations in five states,  Colorado,  California,  Georgia, New Jersey and New York. Medix
was late in making 45 of 97  withholding  payments  in those  five  states.  The length of these  delinquencies  ranged  from 3 to 60 days,  before the  required payments were made. Medix pays the resulting penalties as they are billed. Medix was late in making its deposits of its employees' 401(k)  contributions 21 of 26 times during 2001. The length of these delinquencies  ranged from 10 to 60 days,
All of the above late payments were made before the end of 2001.

We have granted a security  interest in all of our intellectual  property assets to secure a  financing,  which  means if we  default in our  obligations  to the lender, we may loss these assets in the foreclosure process.

The use of secured  borrowings  increases the risk of loss of the assets used to secure  the  borrowing.  If an  event  of  default  occurs  under  the  security agreement, the lender will be able to foreclose on the assets used to secure the borrowing  and sell those  assets to the  highest  bidder.  In  addition,  it is generally believed that foreclosure sales, which are "distress sales",  will not maximize  the  proceeds  that are paid for the assets  being  sold.  The loan we entered  into is  secured  by the grant of a security  interest  in all  Medix's intellectual property,  including its patent,  copyrights and trademarks.  While
Medix can cure a payment  default by the forced  conversion of the loan into its common  stock,  a  bankruptcy  or similar  event of  default  will  trigger  the foreclosure  provision  of  the  security  agreement.  See  "The  Company-Recent
Developments."

We are a development  stage company,  which means our products and services have not yet  proved  themselves  commercially  viable  and  therefore  our future is uncertain.

     o    We develop software for Internet-based  communications and information management for medical  service  providers,  through our  wholly-owned subsidiary,  Cymedix Lynx  Corporation.  Our  Cymedix(R)  products are still in the testing and  deployment  stage and have not generated any significant revenue to date. We are funding our operations through the sale of our securities. Our ability to continue to sell our securities can not be assured.

     o    We are  still  in the  process  of  gaining  experience  in  marketing software  products,  providing  software support services,  evaluating demand for  products,  financing a software  business and dealing with government  regulation  of  software  products.  While we are  putting together  a team  of  experienced  executives,  they  have  come  from different  backgrounds  and  may  require  some  time  to  develop  an efficient  operating  structure and corporate culture for our company.
          We believe our  structure  of multiple  offices  serves our  customers well,  but it does  present an  additional  challenge  in building our corporate culture and operating structure.

We rely on healthcare  professionals  for the quality of the information that is transmitted through our  interconnectivity  systems,  and we may not be paid for our  services  by  third-party  payors  if that  quality  does not meet  certain standards.

The success of our products and services in generating revenue may be subject to the quality and  completeness  of the data that is  generated  and stored by the
physician   or   other   healthcare    professional   and   entered   into   our
interconnectivity  systems,  including  the  failure  to  input  appropriate  or accurate information. Failure or unwillingness by the healthcare professional to accommodate the required information quality may result in the payor refusing to pay Medix for its services.

Our market is rapidly  changing and the  introduction  of software  services and products  into that  market  has been  slow,  which may cause us to be unable to develop a profitable market for our services and products.

     o    As a developer of software products, we will be required to anticipate and  adapt  to  evolving  industry  standards  and  new  technological developments. The market for our software products is characterized by continued  and  rapid  technological  advances  in both  hardware  and software development,  requiring ongoing expenditures for research and development,  and timely introduction of new products and enhancements to existing  products.  The  establishment  of  standards is largely a function of user acceptance.  Therefore, such standards are subject to change.  Our  future  success,  if any,  will  depend in part upon our ability to  enhance  existing  products,  to  respond  effectively  to technology  changes,  and to introduce  new products and  technologies that are  functional and meet the evolving needs of our clients in the healthcare information systems market.

     o    The introduction of software  products in our market has been slow due to the large number of small practitioners who are resistant to change and the costs  associated  with  change,  particularly  in a period of rising  pressure  to  reduce  costs in the  market.  We are  currently devoting  significant  resources  toward the  development of products.
          There  can be no  assurance  that we will  successfully  complete  the development  of these products in a timely fashion or that our current
          or  future   products  will  satisfy  the  needs  of  the   healthcare
          information  systems market.  Further,  there can be no assurance that products or technologies developed by others will not adversely affect our  competitive  position  or render  our  products  or  technologies noncompetitive or obsolete.

As a provider of medical  software  products and services,  we may become liable for product  liability claims beyond the levels of our insurance that could have a materially adverse impact on our financial condition.

Certain of our  products  provide  applications  that relate to patient  medical histories and treatment plans. Any failure by our products to provide  accurate, secure and timely  information  could result in product liability claims against us by our clients or their affiliates or patients. We maintain insurance that we believe  currently is adequate to protect against claims associated with the use of our products, but there can be no assurance that our insurance coverage would adequately  cover any claim asserted  against us. The limits of that coverage is
$2,000,000 in the aggregate and $1,000,000 per  occurrence.  A successful  claim brought  against us in excess of our  insurance  coverage  could have a material adverse  effect on our results of operations,  financial  condition or business.
Even unsuccessful claims could result in the expenditure of funds in litigation, as well as diversion of management time and resources.

Our industry, the healthcare industry,  continually experiences rapid change and uncertainty that could result in issues for our business  planning or operations that could severely impact on our ability to become profitable.

The healthcare and medical services industry in the United States is in a period of rapid change and uncertainty.  Governmental programs have been proposed,  and some  adopted,  from  time to  time,  to  reform  various  aspects  of the  U.S.
healthcare delivery system. Some of these programs contain proposals to increase government  involvement in healthcare,  lower  reimbursement rates and otherwise change the operating  environment  for our customers.  Particularly,  the Health
Insurance  Portability and  Accountability Act of 1996, and the regulations that are being promulgated thereunder,  are causing the healthcare industry to change its procedures and incur  substantial cost in doing so. Although we expect these regulations to have the beneficial  effect of spurring  adoption of our software products we cannot  predict with any certainty  what impact,  if any,  these and future healthcare reforms might have on our business.

We rely on intellectual property rights, such as patents, copyrights, trademarks and unprotected  propriety  technology in our business  operations and to create value in our  company,  however,  protecting  intellectual  property  frequently requires  litigation  and close legal  monitoring  and may adversely  impact our ability to become profitable.

     o    Our  wholly-owned  subsidiary,  Cymedix  Lynx  Corporation,  has  been granted certain patent rights,  trademarks and copyrights  relating to its software business. These patents and copyrights have been assigned by our subsidiary to the parent company,  Medix. The patent rights and intellectual property legal issues for software programs,  such as the
          Cymedix(R) products, are complex and currently evolving.  Since patent applications  are  secret  until  patents  are  issued,  in the United
          States,  or published,  in other countries,  we cannot be sure that we are the first to file any patent application.  In addition,  there can be no  assurance  that  competitors,  many of which  have far  greater resources  than we do, will not apply for and obtain patents that will interfere  with our ability to develop or market product ideas that we have originated. Further, the laws of certain foreign countries do not provide the  protection to  intellectual  property that is provided in the United  States,  and may limit our ability to market our  products overseas.  While we have no prospects  for  marketing or operations in foreign  countries at this time,  future  opportunities  for growth in foreign markets,  for that reason, may be limited.  We cannot give any assurance  that the scope of the rights that we have been  granted are broad enough to fully protect our Cymedix software from infringement.

     o    Litigation or regulatory  proceedings  may be necessary to protect our intellectual  property  rights,  such as the scope of our  patent.  In fact, the computer  software  industry in general is  characterized by substantial litigation. Such litigation and regulatory proceedings are very  expensive and could be a significant  drain on our resources and divert resources from product development.  There is no assurance that we will have the  financial  resources to defend our patent  rights or other intellectual property from infringement or claims of invalidity.
          We have been notified by a party that it believes our pharmacy product may infringe on patents that it holds. We have retained patent counsel who has  made a  preliminary  investigation  and  determined  that our product does not infringe on the identified  patents.  At this time no legal action has been instituted.

     o    We also rely upon unprotected  proprietary technology and no assurance can be given that others will not independently  develop substantially equivalent  proprietary  information  and techniques or otherwise gain access  to or  disclose  our  proprietary  technology  or  that we can
          meaningfully  protect  our  rights  in  such  unpatented   proprietary
          technology.  We will use our best efforts to protect such  information and techniques,  however,  no assurance can be given that such efforts will be successful.  The failure to protect our intellectual  property could cause us to lose  substantial  revenues and to fail to reach its financial potential over the long term.

Because our business is highly  competitive  and there are many  competitors who are  financially  stronger than we are, we are at risk of being  outperformed in staffing,  marketing,  product  development and customer  services,  which could severely limit our ability to become profitable.

     o    eHealth   Services.   Competition  can  be  expected  to  emerge  from
          established  healthcare  information  vendors and  established  or new
          Internet  related vendors.  The most likely  competitors are companies with a focus on clinical  information  systems and enterprises with an
          Internet   commerce  or  electronic   network  focus.  Many  of  these
          competitors  will have  access to  substantially  greater  amounts  of capital  resources  than we have  access  to,  for  the  financing  of technical,  manufacturing  and marketing  efforts.  Frequently,  these competitors  will have  affiliations  with  major  medical  product or software  development  companies,  who may assist in the  financing of such competitor's product  development.  We will seek to raise capital to develop Cymedix  products in a timely manner,  however,  so long as our operations  remain  underfunded,  as they now are, we will be at a competitive disadvantage.

     o    Software Development Personnel.  The success of the development of our
          Cymedix  software  is  dependent  to a  significant  degree on our key management and technical  personnel.  We believe that our success will also depend upon our ability to attract,  motivate  and retain  highly skilled,  managerial,  sales and marketing,  and technical  personnel, including  software  programmers and systems architects skilled in the computer languages in which our Cymedix products operate.  Competition for such personnel in the software and information services industries is intense.  The loss of key  personnel,  or the  inability to hire or retain  qualified  personnel,  could have a material adverse effect on our results of operations, financial condition or business.

We have relied on the private placement  exemption to raise substantial  amounts of capital, and could suffer substantial losses if that exemption was determined not to have been properly relied upon.

We have raised substantial amounts of capital in private placements from time to time. The securities offered in such private placements were not registered with the SEC or any state agency in reliance upon exemptions  from such  registration requirements.  Such  exemptions  are  highly  technical  in  nature  and  if  we inadvertently  failed to comply with the  requirements  of any of such exemptive provisions,  investors  would have the right to rescind  their  purchase  of our securities or sue for damages.  If one or more  investors  were to  successfully seek such rescission or institute such suit,  Medix could face severe  financial demands that could material and adversely affect our financial position.

The impact of shares of our common stock that may become  available  for sale in the future may result in the market price of our stock being depressed.

As of June 25, 2002, we had 62,923,624 shares of common stock outstanding. As of that date,  approximately  29,676,164  shares were issuable upon the exercise of outstanding  options,  warrants or other rights, and the conversion of preferred stock.  Most of these  shares  will be  immediately  saleable  upon  exercise or conversion  under  registration  statements  we have  filed  with the  SEC.  The exercise  prices of options,  warrants or other  rights to acquire  common stock presently  outstanding range from $0.19 per share to $4.97 per share. During the respective terms of the outstanding options, warrants, preferred stock and other outstanding  derivative  securities,  the holders are given the  opportunity  to profit from a rise in the market price of the common stock,  and the exercise of any options, warrants or other rights may dilute the book value per share of the common stock and put  downward  pressure on the price of the common  stock.  The existence of the options,  conversion  rights,  or any outstanding  warrants may adversely affect the terms on which we may obtain  additional  equity financing.
Moreover,  the holders of such securities are likely to exercise their rights to acquire common stock at a time when we would otherwise be able to obtain capital on terms  more  favorable  than  could  be  obtained  through  the  exercise  or conversion of such securities.  See also the impact of our equity line of credit financing discussed in the following paragraphs.

Because of  dilution  to our common  stock  outstanding  from our equity line of credit , the market price of our stock may be depressed.

     o    In  connection  with our  equity  line of  credit  financing,  we have registered  9,500,000 shares with the SEC for sale by the providers of the financing, of which 4,796,763 shares remain available for issuance as of June 18, 2002. See "Equity Line Financing."

     o    The shares are issued to the equity line providers at a floating price based on a discount to market price of the common stock.  As a result, the lower the stock price around the time the equity line is drawn on, the more common shares the holder gets.

     o    To the extent that the equity line  providers  sells our common stock, the  market  price  of  the  common  stock  may  decrease  due  to the additional  shares in the market.  This could allow the  providers  to receive a greater  amount of the stock in future  draws on our  equity line of credit,  the sale of which  could  further  depress  the stock price.

     o    The significant  downward pressure on the price of our common stock as the equity line  providers  receive  common stock in  connection  with draws on our equity line of credit and then sell  material  amounts of the stock,  could  encourage  short sales,  which could place  further downward pressure on the price of our common stock.

     o    The issuance of the common stock in connection with our equity line of credit may result in substantial dilution to the common stock holdings of other holders of our common stock.

     o    Any  agreement  to sell,  or convert debt or equity  securities  into, common stock at a future date and at a price based on the then current market  price  will  provide an  incentive  to the  investor  or third parties  to sell the  common  stock  short to  decrease  the price and increase  the number of shares they may receive in a future  purchase, whether  directly from us or in the market.  Our equity line of credit is priced at a discount  to the  market  price at the time of a future draw.

Because of dilution to our common stock outstanding from the conversion  feature of our $1,000,000 convertible promissory note, the market price of our stock may be depressed.

     o    The conversion price of our $1,000,000 promissory note may be equal to
          80% of the then-current market value of Medix common stock if Medix is
          unable  to  obtain  a  written   commitment  for   additional   equity
          investments of the aggregate of $4,000,000 by the close of business on
          September 30, 2002. As a result,  the lower the stock price around the time the the  conversion is made, the more common shares the holder of the  convertible  promissory  note  gets.  See "The  Company  - Recent
          Developments."

     o    The significant  downward pressure on the price of our common stock at the time the  conversion  price is set, could  encourage  short sales, which could place further downward pressure on the price of our common stock.

     o    The issuance of the common stock in connection with the conversion may result in  substantial  dilution to the common stock holdings of other holders of our common stock.

     o    Any  agreement  to sell,  or convert debt or equity  securities  into, common stock at a future date and at a price based on the then current market  price  will  provide an  incentive  to the  investor  or third parties  to sell the  common  stock  short to  decrease  the price and increase  the number of shares they may receive in a future  purchase, whether directly from us or in the market. The convertible  promissory note may be priced at a discount to market at the time the  conversion price is set, September 30, 2002.

Because of market  volatility  in our stock price,  investors may find that they have a loss position if emergency sales become necessary.

     Historically,   our  common  stock  has   experienced   significant   price
fluctuations. This has been caused by one or more of the following factors:

     o    unfavorable announcements or press releases relating to the technology sector;

     o    regulatory, legislative or other developments affecting our company or the health care industry generally;

     o    conversion of our  preferred  stock and  convertible  debt into common stock at conversion  rates based on current  market prices or below of our common stock and exercise of options and warrants at below current market prices;

     o    sales by those  financing our company through an equity line of credit or convertible  securities which have been registered with the SEC and may be sold into the public market  immediately  upon  receipt;  and

     o    market conditions specific to technology and internet  companies,  the health care industry and general market conditions.

In addition, in recent years the stock market has experienced  significant price and volume  fluctuations.  These fluctuations,  which are often unrelated to the operating  performance of specific  companies,  have had a substantial effect on the market price for many health care related technology companies. Factors such as those cited  above,  as well as other  factors  that may be  unrelated to our operating performance may adversely affect the price of our common stock.

The  application  of the "penny stock" rules to our common stock may depress the market for our stock.

Trading of our common  stock may be subject to the penny  stock  rules under the
Securities Exchange Act of 1934, as amended, unless an exemption from such rules is  available.  Broker-dealers  making  a market  in our  common  stock  will be required to provide disclosure to their customers regarding the risks associated with our common stock,  the suitability for the customer of an investment in our common stock,  the duties of the  broker-dealer  to the customer and information regarding  bid  and ask  prices  for  our  common  stock,  and  the  amount  and description of any  compensation the  broker-dealer  would receive in connection with a  transaction  in our common  stock.  The  application  of these rules may result in fewer  market  makers  making a market of our common stock and further restrict the liquidity of our common stock.

We do not  anticipate  paying  any cash  dividends  on our  common  stock in the foreseeable future.

We have not had  earnings,  but if earnings  were  available,  it is our general policy to retain any earnings  for use in our  operation.  Therefore,  we do not anticipate  paying any cash  dividends  on our common  stock in the  foreseeable future.  Any payment of cash dividends on our common stock in the future will be dependent  upon our  financial  condition,  results of  operations,  current and anticipated  cash  requirements,  plans for expansion,  as well as other factors that the Board of  Directors  deems  relevant.  We  anticipate  that our  future financing agreements will prohibit the payment of common stock dividends without the prior written consent of those providers.

                           FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference into this Prospectus contain  forward-looking  statements,  which mean that they  relate to events or transactions  that have not yet  occurred,  our  expectations  or estimates  for
Medix's  future  operations,  our growth  strategies or business  plans or other facts that have not yet occurred.  Such  statements can be identified by the use
of  forward-looking   terminology  such  as  "might,"  "may,"  "will,"  "could,"
"expect,"  "anticipate,"  "estimate,"  "likely," "believe," or "continue" or the negative  thereof or other  variations  thereon or comparable  terminology.  The following risk factors contain  discussions of important  factors that should be
considered   by   prospective   investors   for   their   potential   impact  on
forward-looking  statements  included in this  Prospectus  and in the  documents incorporated by reference into this Prospectus.  These important factors,  among others,  may cause actual  results to differ  materially  and adversely from the results expressed or implied by the forward-looking statements.

                                   THE COMPANY

General

Medix Resources,  Inc., a Colorado  corporation,  sold its supplemental staffing business,  which  operated under the  tradenames  "National Care  Resources" and
"TherAmerica"  on February 19, 2000, and now principally  develops  software for
Internet-based  communications  and  information  management for medical service providers, through its wholly-owned subsidiary, Cymedix Lynx Corporation.

We acquired  the  Cymedix  business  in January of 1998.  Cymedix has  developed
Internet-based communications and information management product, which we began marketing to medical  professionals in select markets nationwide.  Growth of the medical information  management marketplace is being driven by the need to share significant  amounts of clinical  and patient  information  between  physicians, their outpatient service providers,  hospitals,  insurance companies and managed care  organizations.  This  market  is  one of the  fastest-growing  sectors  in healthcare  today,  commanding  a projected  two-thirds  of health care  capital investments. The Cymedix(R) software contains patented elements that can be used to develop secure medical communications products that make use of the Internet.
Using the Cymedix  software,  medical  professionals  can order,  prescribe  and access medical  information from participating  insurance  companies and managed care  organizations,  as well  as  from  any  participating  outpatient  service provider, such as a laboratory,  radiology center, pharmacy or hospital. We will provide the software at minimal  charges to  physicians  and  clinics,  and will collect user fees whenever  these  products are used to provide  services on the
Internet.  The products'  relational database technology will provide physicians with a permanent,  ongoing record of each patient's name, address,  insurance or managed care affiliation,  referral status, medical history,  personalized notes and an audit trail of past encounters. Physicians will be able to electronically order  medical  procedures,  receive  and  store  test  results,  check  patient
eligibility,   make  medical  referrals,  request  authorizations,   and  report
financial  and  encounter  information  in a  cost-effective,  secure and timely manner.

Our principal executive office is located at The Graybar Building, 420 Lexington
Ave., Suite 1830 New York, NY 10170, and its telephone number is (212) 697-2509.
Our principal  administrative  office is at 7100 East Belleview Ave.,  Greenwood
Village,  CO 80111,  and its telephone  number is (303)  741-2045.  We also have offices in California and Georgia.

Recent Developments

The introduction of our next generation of proprietary,  point-of-care products,
Cymedix(R)III, is proceeding with our six active sponsors. Our improved suite of software  products is based upon a robust and  device-neutral  architecture that leverages proven  workstation,  handheld and wireless  technologies and is being installed and tested for  Pharmacy,  Laboratory  and  PlanConnect  services.  We continue  to be in the  development  and  testing  phase with each of our active contracts,  and therefore  receive no revenue.  Revenue will begin when we reach certain  milestones under each contract and we enter the production phase of the contract.  The  marketing  and  development  of our  Cymedix  suite of  software products is our sole business at this time, and a substantial portion of our net operating  loss is due to such efforts.  We are funding such expenses as well as our  administrative  expenses  through  the sale of our  securities.  We have no significant debt financing available to us.

During 2001, our Automated Design Concepts  Division (ADC) ceased  operations in connection  with our cost  reduction  program,  which had been brought on by our inability to raise budgeted capital.  It was determined that the business of the subsidiary  was not part of our core business  operations  and therefore did not justify our continued  financial support.  In connection with the termination of our  subsidiaries  operations  we took a write-off  of goodwill in the amount of
$443,000.  We also  determined  that our license of  proprietary  software  from
Zirmed.com had no value to us and had no more than a nominal market value.  As a result,  we wrote-off the  unamortized  value of the related  intangible  asset, which was  $668,000.  We had  acquired  ADC in early  2000 from an  officer  and director of the Company for cash and stock valued at  $474,000.  He resigned his positions with us on March 2, 2001.

During 2001, net cash used in operating activities was approximately $5,397,000.
During the year, we raised approximately $5,205,000 from the exercise of options and warrants,  and the issuance of common stock, net of offering  expenses,  and debt.  Since  December  31,  2001 to May 31,  2002,  we have used  approximately
$2,071,000 in our operating activities, and raised approximately $3,468,000 from the  exercise  of options and  warrants,  and the  issuance of common  stock and warrants,  net of offering expenses,  and debt. We had approximately $651,000 in cash as of May 31,  2002 with a net  working  capital  deficit of  approximately
$856,000.  We have been  delinquent,  from time to time,  in the  payment of our
current   obligations,   including   payments  of  withholding   and  other  tax
obligations.  We continue in discussions  and  negotiations  with  institutional sources  regarding  debt and equity  financings  to fund our  operations  and to permit us to remove the "going concern" qualification in our auditor's report in connection with the audit of our annual  financial  statements.  There can be no assurance that  additional  investments or financings will be available to us as needed.  Failure to obtain such  capital on a timely  basis could result in lost business  opportunities,  the sale of the Cymedix business at a distressed price or our financial failure.

We executed an Amended and Restated Common Stock Purchase Warrant with WellPoint
Pharmacy Management,  dated February 18, 2002, to restructure our obligations to issue warrants to WellPoint. Under that Warrant, we are obligated to issue up to
7,000,000  shares of our common stock at exercise  prices of $0.30 per share for
3,000,000,  $0.50  per  share  for  3,000,000  shares  and  $1.75  per share for
1,000,000  shares,  if various  performance  related  vesting  requirements  are satisfied by WellPoint.  Currently,  WellPoint  has  satisfied  certain of these requirements  giving  WellPoint  the right to purchase  1,850,000  shares of our common  stock at $0.30 per  share  have been  earned by  WellPoint.  WellPoint's rights to purchase our shares under the Warrant expire on September 8, 2004. The
Warrant  grants  to  WellPoint  certain  registration  rights to  require  us to register  with the SEC the shares  issued to WellPoint for resale to the public.
In the Warrant,  WellPoint  has agreed to restrict  sales to the public of these shares  during the first year after they have been issued to 200,000  shares per month  and  100,000  shares  in any five  trading  days.  The  Warrant  contains anti-dilution  provisions  providing  that  the  number  of  shares  that may be
purchased   by   WellPoint   under  the   Warrant  my  be  adjusted  in  certain
circumstances.

We entered into a secured  convertible  loan  agreement  with  WellPoint,  dated
February  19,  2002,  pursuant to which we borrowed  $1,000,000  from  WellPoint
Health  Networks  Inc.  The loan becomes  payable on February  19, 2003,  if not converted  into our common stock.  The loan earns annual  interest at a floating rate of 300 basis points over prime, as it is adjusted from time to time,  which is also payable at maturity and may be converted  into common stock.  Conversion into common stock is at the option of either  WellPoint or Medix at a contingent conversion  price. The conversion price will be either (i) at the price at which additional shares are sold to other private placement investors if Medix obtains written commitments for at least an additional $4,000,000 of equity by the close of business on September 30, 2002, from persons not affiliates of WellPoint, and if such sales are closed by the  maturity  date of the loan,  or (ii) at a price equal to 80% of the  then-current  Fair Market Value (as defined below) if Medix is unable to obtain a written commitment for the additional equity investment by the close of business on  September  30, 2002 or close the sales by the maturity date. For this purpose,  "Fair Market Value" shall be the average  closing price of Medix common stock for the twenty trading days ending on the day prior to the day of the conversion.  The loan is secured by the grant of a security  interest in all Medix's  intellectual  property,  including  its patent,  copyrights  and trademarks.  While Medix can cure a default in the  repayment of the loan at the fixed maturity date by the forced  conversion of the loan into its common stock, a cross default, breach of representation or warranty, and bankruptcy or similar event  of  default  will  trigger  the  foreclosure  provision  of the  security agreement.

On May 15,  2002,  we  completed  a  private  placement  of our  securities  for
$1,381,000.  In connection therewith,  we are issuing 3,452,500 shares of common stock and  warrants to purchase a equal  number of shares of common stock at the exercise price of $0.50 per share.

                              EQUITY LINE FINANCING

Agreement

We have entered  into an Equity Line of Credit  Agreement  with Cornell  Capital
Partners,   L.P.   ("Cornell"),   and  Dutchess   Private  Equities  Fund,  L.P.
("Dutchess"),  dated as of June 12, 2001. Under the agreement, the two providers have  committed  to  advance to us funds in an amount of up to  $10,000,000,  as requested by us, over a 24-month  period in return for common stock issued by us to the providers.  As of June 18, 2002, we had received  $2,681,099 in advances, from which offering expenses of $198,511 were paid, under the financing, and had issued to the  providers  4,703,237  shares of our common stock  relating to the advances  and an  additional  542,847  shares  to their  affiliates  as fees for arranging the equity line  facility.  The shares  issued  pursuant to the equity line advances to date have been priced from $0.41 to $0.77 per share.

The amount  that may be advanced at any time under the equity line is limited as follows (which conditions may be waived by the providers):

     o    There must be thirteen  stock  market  trading days between any two of our  requests  for  advances.

     o    We can only request an advance if the volume weighted average price of the common stock, as reported by Bloomberg L.P. for the day before our request, is equal to or greater than the volume weighted average price as reported by Bloomberg L.P. for the 22 trading days before we make a request.

     o    We will not be able to receive an advance  amount that is greater than
          175% of the  average  daily  volume of our  common  stock  over the 40 trading days prior to our advance  request  multiplied by the purchase price (calculated as provided in the next sentence).

The  purchase  price of our common stock issued in each advance will be equal to
91% of the three lowest  daily  volume  weighted  average  prices  during the 22 trading days before we make a request for an advance.

Registration Rights

We have agreed to maintain an effective  registration  statement for the sale of the shares  issued to the providers of our equity line  financing,  as described above.  If, at any time,  the number of shares  available  under a  registration statement is  insufficient to cover all securities  issued to the providers,  we have agreed to use our best efforts to cause an  amendment  or new  registration statement  containing those shares to be declared effective.  Our agreement with the providers of our equity line financing contains mutual  indemnities  against loses,  costs and expenses arising out of the violation of by the other party of state and Federal securities laws.  Insofar as  indemnification  for liabilities under the  Securities  Act of 1933,  as  amended,  may be  permitted  under such agreement,  we have been informed that in the opinion of the U.S. Securities and
Exchange Commission,  such indemnification is against public policy as expressed in the  Securities  Act and is therefore  unenforceable.  Our  agreements  as to registration rights are only with the providers of our equity line financing and we have no  obligations  to assist or  indemnify  any other holder of the shares sold by them or to any underwriter designated by such holders.

Currently,  4,796,763  shares  are  registered  for  sale  by the  providers  in connection  with future draws.  If additional  shares are to be issued under the equity line of credit,  they would have to be registered with the SEC and listed on the AMEX.  Listing of  additional  shares on the AMEX would require a vote of our shareholders under the AMEX rules the limit the number of shares that can be issued in below market transactions.

Compensation

We are selling our shares to the providers of our equity line  financing at a 9%
discount  from  the  market  price  as  described  above.  Yorkville  Advisors's
Management,  LLC, an affiliate of Cornell, has been and will be paid by us 2.31%
of each amount advanced to us under the equity line financing. Dutchess Advisors
Limited, an affiliate of Dutchess, has been and will be paid by us 4.69% of each amount advanced to us under the equity line financing. Through June 18, 2002, we have  paid an  aggregate  of  $175,511  in such  fees.  Furthermore,  for  their assistance  in arranging our equity line  facility,  we have issued to Yorkville
Advisors and Dutchess Advisors 179,140 shares and 363,707 shares,  respectively,
of  our  common   stock,   which  was  also   registered   for  sale  under  the
above-described  registration statement. In addition,  through June 18, 2002, we have paid $15,000,  in the aggregate,  to counsels to Cornell and Dutchess,  and paid  $8,000  for  escrow  fees and  other  expenses  in  connection  with  this transaction.

Potential Dilution

We have made 17 draws  under the equity  line since  August 15,  2001,  received
$2,681,099 in advances and issued 4,703,237 shares of common stock to the equity line  providers.  The issue price of that stock has been between $0.41 and $0.77 during a period  when the market  prices on the draw dates has ranged from $0.52 to $0.94.

The following table is intended to indicate the future impact of our equity line on the number of shares of our common stock outstanding,  assuming the draw down of all the remaining  availability  under the equity line,  all at one time, for hypothetical  variations  in the price of our common  stock.  The numbers in the table are  hypothetical  and it is highly unlikely that we will draw down all of the amount available under the equity line at one time. As of June 18, 2002, the closing  price of our  common  stock on the AMEX was  $0.38 per  share,  and the number of shares of our common stock outstanding was 62,923,624 shares.

Under our equity line of credit,  the purchase  price of our common stock issued to the equity line providers is  contractually  set at 91% of the average of the three  lowest daily  volume  weighted  average  prices  ("VWAPs")  during the 22 trading days before a draw is made.  On June 18, 2002,  the average of the three lowest VWAPs for the prior  22-trading  day period was $0.283.  On that date, we had  $7,318,901  available  to be drawn  down  under  the  equity  line.  In the following  table we present the number of shares  that could be issued,  and the issue price thereof, in six different hypothetical situations, if the average of the three  lowest  VWAPs for the pricing of the shares to be issued in an equity line draw down were 25%,  50% and 75% above and below  that  average on June 18,
2002.

   Assumed average    Price to equity  Number of shares            Shares shown in the
   of three lowest     line providers  that could be issued        prior column are
       VWAPs                ---------  if remaining availiabity    percentage of the
       -----                           was drawn at the price in   assumed resulting
                                       the prior column            outstanding shares
                                       ----------------            ------------------
-------------------- ----------------  --------------------------- ------------------
        $0.0708            $0.0644              113,638,267                  64.36%
-------------------- ----------------  --------------------------- ------------------
        $0.1416            $0.1288               56,819,134                  47.45%
-------------------- ----------------  --------------------------- ------------------
        $0.2123            $0.1932               37,879,422                  37.58%
-------------------- ----------------  --------------------------- ------------------
        $0.3539            $0.3220               22,727,653                  26.54%
-------------------- ----------------  --------------------------- ------------------
        $0.4247            $0.3864               18,939,711                  23.14%
-------------------- ----------------  --------------------------- ------------------
        $0.4954            $0.4508               16,234,038                  20.51%
-------------------- ----------------  --------------------------- ------------------

                                 USE OF PROCEEDS

The net  proceeds  from the  sale of  shares  will be  received  by the  selling shareholders.  Medix will not receive any of the  proceeds  from any sale of the shares by the selling  shareholders.  However,  Medix will  receive the proceeds from the  exercise  of warrants  and  options to purchase  the shares to be sold hereunder.  If all  related  warrants  and options  are  exercised,  Medix would receive  proceeds of $234,625.  However,  rights to exchange the equity value of some  warrants and options in the exercise of other  warrants and options  could reduce the amount  received in cash upon the  exercise  the warrants and options referred  to in this  Prospectus.  Any  such  proceeds  will be used as  working capital.

                              SELLING SHAREHOLDERS

The table below sets forth  information as of June 25, 2002, with respect to the selling shareholders,  including names, holdings of shares of common stock prior to the  offering  of the  shares,  the number of shares  being  offered for each account,  and the number and percentage of shares of common stock to be owned by the selling shareholders  immediately following the sale of the shares, assuming all of the offered  shares are sold.  We have been  informed that the voting and investment  control of Nais  Corporation  is exercised by its sole  shareholder,
Mrs.  Pauline  Winter,  and its  board  of  directors,  Mrs.  Winter,  Mr.  Eric
Ehrenhaus, Dr. Michael Ehrenhaus and Ms. Fawn Spirgel.

                                          Shares of
                                        Common Stock
                                        Beneficially     Shares of     Shares of Common Stock to be
                   Name                 Owned Before    Common Stock   Beneficially Owned After the
                   ----                 the Offering   Being Offered             Offering
                                        ------------   -------------             --------
                                                                          Number         Percentage
                                                                          ------         ----------
Michael I. Ruxin                           243,750        243,750           0                0
Nais Corporation                           250,000         90,000        160,000             *
Lyle B. Stewart                            200,000         75,000        125,000             *
Fritz & Miller, P.C.                        15,035           9,568         5,467             *
Shapiro Forman Allen & Miller LLP           30,800         19,600         11,200             *
Guli R. Rajani                              30,555         19,444         11,111             *
Nicole S. Rajani                            30,555         19,444         11,111             *
Ajay G. Rajani                              30,555         19,444         11,111             *
                                            ------         ------
    Total                                  831,250        496,250
---------
*less than 1%

Relationship Between Medix and the Selling Shareholders

The  selling  shareholders  have or will  acquire  the  shares of  common  stock indicated  above upon the  exercise of warrants or options  issued for  services rendered or in settlement of  litigation.  None of the persons  listed above are affiliates  or  controlled  by  affiliates  of the  Company.  We have a separate contractual  obligation  to file this  registration  with certain of the selling shareholders.

All of the other selling  shareholders,  other than Mr. Stewart,  received their shares as a result of the  settlement of three  litigations  with us, Michael I.
Ruxin v. Cymedix Lynx Corporation,  and Medix Resources, Inc., Guli R. Rajani v.
Medix  Resources,  Inc.,  and Yecheskel  Munk and the Nais  Corporation v. Medix
Resources,  Inc.  f/k/a  International  Nursing  Services,  Inc.  They  were all discussed  in our 2000 Form  10-KSB.  In the  first  two  cases  the  settlement involved  issuing  warrants to the plaintiffs  giving them the right to purchase
243,750 and 137,500  shares,  respectively,  of our common stock at the exercise price  of  $0.50  per  share.  In  the  third  litigation,  the  plaintiff  Nais
Corporation  was  issued  90,000  shares of our common  stock in the  negotiated settlement of the matter.  In each  settlement the case against us was dismissed with prejudice. Mr. Rajani has directed a portion of the warrants he received in the settlement to his wife and son and to the counsel who represented him in his litigation against us. 50,000 shares covered by Mr. Rajani's settlement warrants were registered in an earlier  registration  statement declared effective by the
SEC.

Mr.  Stewart,  our outside legal counsel,  has received a compensatory  grant of options under our 1999 Stock Option Plan  covering the shares  registered in his name. They are exercisable at $0.92 per share.

                            DESCRIPTION OF SECURITIES

Our authorized capital consists of 100,000,000 shares of common stock, par value
$.001 per share,  and 2,500,000  shares of preferred stock. As of June 25, 2002, we had outstanding  62,923,624 shares of common stock, 1 share of 1996 Preferred
Stock,  50 shares of 1999 Series B Preferred Stock and 100 shares of 1999 Series
C  Preferred  Stock.  As of such date,  our  common  stock was held of record by approximately 400 persons and beneficially owned by approximately 9,000 persons.

Common Stock

Each  share  of  common  stock  is  entitled  to one  vote  at all  meetings  of shareholders.  Shareholders  are not permitted to cumulate votes in the election of directors.  Currently,  the Board of Directors consists of six directors, who serve for staggered terms of three years, with at least two directors elected at every  annual  meeting.  All shares of common stock are equal to each other with respect to  liquidation  rights and  dividend  rights.  There are no  preemptive rights to purchase any  additional  common stock.  In the event of  liquidation, dissolution or winding up of Medix, holders of the common stock will be entitled to receive on a pro rata basis all assets of Medix remaining after  satisfaction of all  liabilities  and preferences of the  outstanding  preferred  stock.  The outstanding  shares of common stock and the shares of common stock issuable upon conversion or exercise of derivative  securities are or will be, as the case may be, duly and validly issued, fully paid and non-assessable.

Transfer Agent and Registrar

We have retained  Computershare Trust Company,  Inc., 350 Indiana Street,  Suite
800, Golden, Colorado 80401, as Transfer Agent and Registrar, for the our common stock, at telephone number (303) 262-0600.

                              PLAN OF DISTRIBUTION

The  selling  shareholders  and any of their  pledgees,  donees,  assignees  and successors-in-interest  may, from time to time,  sell any or all of their shares of Common Stock on any stock exchange,  market or trading  facility on which the shares are traded. These sales may be at fixed or negotiated prices. The selling shareholders  may use any one or more  of the  following  methods  when  selling shares:

     o    ordinary   brokerage   transactions  and  transactions  in  which  the
          broker-dealer solicits purchasers;

     o    block  trades  in which the  broker-dealer  will  attempt  to sell the shares as agent but may  position and resell a portion of the block as principal to facilitate the transaction;

     o    purchases  by  a   broker-dealer   as  principal  and  resale  by  the
          broker-dealer for its account;

     o    an  exchange   distribution  in  accordance  with  the  rules  of  the
          applicable exchange;

     o    privately negotiated transactions;

     o    short sales;

     o    broker-dealers  may  agree  with the  selling  shareholders  to sell a specified number of such shares at a stipulated price per share;

     o    a combination of any such methods of sale; and

     o    any other method permitted pursuant to applicable law.

     The  selling  shareholders  may also sell  shares  under Rule 144 under the
Securities Act, if available, rather than under this prospectus.

     The selling  shareholders  may also engage in short sales  against the box, puts  and  calls  and  other  transactions  in  securities  of  the  Company  or derivatives  of Company  securities and may sell or deliver shares in connection with these  trades.  The selling  shareholders  may pledge their shares to their brokers  under  the  margin  provisions  of  customer  agreements.  If a selling shareholder  defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.  The selling  shareholders have advised the Company that they have not entered into any agreements,  understandings  or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary  course  brokerage  arrangements,  nor is there an  underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders.

     Broker-dealers  engaged by the selling  shareholders  may arrange for other brokers-dealers to participate in sales.  Broker-dealers may receive commissions or discounts from the selling  shareholders  (or, if any  broker-dealer  acts as agent  for the  purchaser  of  shares,  from the  purchaser)  in  amounts  to be negotiated.  The  selling  shareholders  do not  expect  these  commissions  and discounts to exceed what is customary in the types of transactions involved.

     Selling  shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters"  within the meaning of the
Securities Act in connection  with such sales.  In such event,  any  commissions received  by such  broker-dealers  or agents and any profit on the resale of the shares  purchased  by them  may be  deemed  to be  underwriting  commissions  or discounts under the Securities Act.

     The  Company  is  required  to pay all fees and  expenses  incident  to the registration  of the  shares,  including  fees and  disbursements  of counsel to certain of the selling shareholders.  Otherwise,  all discounts,  commissions or fees  incurred in connection  with the sale of the common stock  offered  hereby will be paid by the selling  shareholders.  The Company has agreed to  indemnify certain  selling  shareholders  against  certain  losses,  claims,  damages  and liabilities, including liabilities under the Securities Act.

     Upon the Company being notified by a selling  shareholder that any material arrangement  has been entered into with a  broker-dealer  for the sale of shares through a block trade,  special  offering,  exchange  distribution  or secondary distribution  or a  purchase  by a  broker  or  dealer,  a  supplement  to  this prospectus  will be  filed,  if  required,  pursuant  to Rule  424(b)  under the
Securities Act,  disclosing (i) the name of each such selling shareholder and of the participating  broker-dealer(s),  (ii) the number of shares involved,  (iii)
the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or  incorporated  by  reference  in this  prospectus,  and (vi) other  facts material to the transaction.

     In  order  to  comply  with  the  securities  laws of  certain  states,  if applicable,  the shares will be sold in such  jurisdictions,  if required,  only through  registered  or licensed  brokers or dealers.  In  addition,  in certain states the shares may not be sold  unless  the shares  have been  registered  or qualified  for  sale  in  such  state  or  an  exemption  from  registration  or qualification is available and complied with.

     The Company has advised the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales of the shares offered hereby.

                    INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Article 109 of the Colorado  Business  Corporation  Act generally  provides that Medix may indemnify its directors,  officers,  employees and agents against
liabilities  in  any  action,  suit  or  proceeding  whether  civil,   criminal,
administrative or investigative and whether formal or informal (a "Proceeding"), by reason of being or having been a director,  officer,  employee,  fiduciary or agent of Medix, if such person acted in good faith and reasonably  believed that his conduct,  in his official capacity,  was in the best interests of Medix (or, with  respect  to  employee  benefit  plans,  was in the best  interests  of the participants of the plan),  and in all other cases that his conduct was at least not opposed to Medix's best interests. In the case of a criminal proceeding, the director,  officer,  employee  or agent  must  have had no  reasonable  cause to believe  that his  conduct  was  unlawful.  Under  Colorado  Law,  Medix may not indemnify a director, officer, employee or agent in connection with a proceeding by or in the right of Medix if the director is adjudged liable to Medix, or in a proceeding in which the directors,  officer employee or agent is adjudged liable for an improper personal benefit.

     Our  Articles  of  Incorporation   provide  that  we  shall  indemnify  its
directors,  and  officers,  employees and agents to the extent and in the manner permitted by the  provisions  of the laws of the State of  Colorado,  as amended from time to time,  subject to any  permissible  expansion or limitation of such indemnification,  as  may be  set  forth  in  any  shareholders'  or  directors'
resolution or by contract.

     Insofar as  indemnification  for  liabilities  under the  Securities Act of
1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons  controlling  Medix pursuant to the foregoing  provisions,  Medix has been informed that in the opinion of the  Commission,  such  indemnification  is against  public  policy as  expressed  in the  Securities  Act and is  therefore unenforceable.

                              AVAILABLE INFORMATION

     We are a  reporting  company  and file our  annual,  quarterly  and current reports,  proxy  material and other  information  with the SEC.  Reports,  proxy statements and other information  concerning Medix filed with the Commission may be inspected at the Public  Reference  Room  maintained by the Commission at its office, 450 Fifth Street, N.W., Washington,  D.C. 20549. Copies of such material can be obtained from the Public  Reference  Room of the  Commission at 450 Fifth
Street, N.W., Washington, D.C. 20549, at prescribed rates. The public may obtain information  about the Public reference room in Washington,  D.C. by calling the
SEC at  1-800-SEC-0330.  Our SEC filings are also available at the SEC's Website at "http://www.sec.gov".

     We have filed a  registration  statement  under the  Securities  Act,  with respect to the securities  offered pursuant to this Prospectus.  This Prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance  with the rules and regulations
of  the  Commission.   For  further  information,   reference  is  made  to  the
registration  statement and the exhibits  filed as a part thereof,  which may be found at the locations and Website referred to above.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to  "incorporate by reference"  information  that we file with them,  which means that we can  disclose  important  information  to you by
referring  you  to  the  documents   filed  with  the  SEC  that  contains  that
information.  The information  incorporated by reference is an important part of this  Prospectus,  and it is  important  that you review it before  making  your investment  decision.  We hereby  incorporate by reference the documents  listed below:

     (a)  a copy of our  Annual  Report on Form 10-K for the  fiscal  year ended
          December 31, 2001, filed with the SEC on April 1, 2002;

     (b)  a copy of our Form 10-K/A, filed with the SEC on April 5, 2002;

     (c)  a copy of our Form 10-K/A, filed with the SEC on April  15, 2002;

     (d)  a copy of our Annual  Report on Form  10-K/A for the fiscal year ended
          December  31, 2001,  as amended,  and as filed with the SEC on May 24,
          2002;

     (e)  a copy of our  Quarterly  Report on Form 10-Q for the  fiscal  quarter ended March 31, 2002, as filed with the SEC on May 15, 2002;

     (f)  copies of the our Forms 8-K,  filed with the SEC on January 18,  March
          4, and March 25,  April 12, May 24,  June 4, June 14 (2 Forms 8-K),
          and June 26, 2002.

     We are  delivering  with this  Prospectus  copies of the most  recent  Form
10-K/A and Form 10-Q referred to above.  Any  statement  contained in a document incorporated or deemed to be incorporated  by reference in this  Prospectus,  or made herein,  shall be deemed to be modified or superseded  for purposes of this
Prospectus  to  the  extent  that  a  statement   contained  herein  or  in  any
subsequently  filed  document,  which also is or is deemed to be incorporated by reference  herein,  modifies or  supersedes  such  statement.  Any  statement so modified or superseded shall not be deemed, except as so modified or superceded, to constitute a part of this Prospectus.

     All other documents filed by the Company pursuant to Sections 13(a), 13(c),
14 and 15(d) of the Securities  Exchange Act of 1934, as amended,  subsequent to the  date of this  Prospectus  and  prior  to the  termination  of the  Offering pursuant to this Prospectus  shall be deemed to be incorporated by reference and to be a part of this Prospectus from the date of filing of such documents.

     We will provide  without  charge to each person,  including any  beneficial owner,  to whom a copy of this  Prospectus  is  delivered,  upon oral or written request of any such person,  a copy of any or all of the documents  incorporated herein by  reference,  other than the  exhibits to such  documents  (unless such exhibits are  specifically  incorporated by reference into the information  that this Prospectus incorporates). Requests should be directed to Investor Relations
Department,  Medix  Resources,  Inc.,  7100  E.  Belleview  Avenue,  Suite  301,
Greenwood Village, Colorado 80111, telephone (303) 741-2045.

                                  LEGAL MATTERS

     The  validity of the shares  offered  hereby is being passed upon for us by
Lyle B. Stewart, P.C. Lyle B. Stewart, P.C. has been granted options to purchase
25,000 shares of Medix common stock at an exercise price of $0.26 per share, and
Mr.  Stewart,  individually,  has been granted  options to purchase  100,000 and
75,000  shares of Medix common  stock at exercise  prices of $3.38 and $0.92 per share, respectively.

                                     EXPERTS

     The consolidated financial statements of Medix as of December 31, 2001, and for each of the three years in the period ended  December 31, 2001  appearing in our 2001 Form 10-K have been audited by Ehrhardt  Keefe  Steiner & Hottman P.C., independent auditors, as stated in their report appearing therein, and have been incorporated  herein by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     Item 14.  Other Expenses of Issuance and Distribution.

     The  following  is a list of the  estimated  expenses to be incurred by the
Registrant in connection with the issuance and  distribution of the Shares being registered hereby.

             ---------------------------------------------------------------
             SEC Registration Fee................................$242
             ---------------------------------------------------------------
              Blue Sky Filing Fees and Expenses.....................0*
             ---------------------------------------------------------------
             Accountants' Fees and Expenses.....................1,000*
             ---------------------------------------------------------------
             Legal Fees and Expenses...........................40,000*
             ---------------------------------------------------------------
             Miscellaneous...................................       0*
                                                             ----------
             ---------------------------------------------------------------
             TOTAL............................................$41,242*
             ----------------------------------------------------------------

--------------------
     *  Estimated, subject to change.

 The Company will bear all of the above expenses of the registration of the Shares.

          Item 15.  Indemnification of Directors and Officers.

       See "INDEMNIFICATION OF OFFICERS AND DIRECTORS" in the Prospectus.

          Item 16.  Exhibits.

Exhibit
Number             Description

     5.1  Opinion of Lyle B. Stewart, Esq.*

     10.1 Participation Agreement,  dated as of April 2, 2001, between Medix and
          Kaiser  Foundation  Health Plan of  Georgia,  Inc.  (Portions  of this
          Exhibit  have been  omitted  pursuant  to a request  for  confidential treatment that has been granted by the SEC)*

     10.2 Agreement, dated as of October 18, 2001, between Medix and Merck-Medco
          Managed  Care,  L.L.C.  (Portions  of this  Exhibit  have been omitted pursuant to a request for confidential treatment that has been granted by the SEC)*

     10.3 Vendor  Services  Agreement,  dated as of September 28, 2001,  between
          Medix and Express  Scripts,  Inc.  (Portions of this Exhibit have been omitted pursuant to a request for confidential treatment that has been granted by the SEC)*

     10.4 Binding  Letter of Intent  for Pilot and  Production  Programs,  dated
          September 8, 1999,  between  Medix,  Cymedix and  Professional  Claims
          Services, Inc. (d/b/a WellPoint Pharmacy Management) (Portions of this
          Exhibit  have been  omitted  pursuant  to a request  for  confidential treatment that has been granted by the SEC)*

     10.5 Pilot  Agreement,  dated as of December 28, 1999,  between Cymedix and
          Professional   Claims  Services,   Inc.  (d/b/a   WellPoint   Pharmacy
          Management)  (Portions of this Exhibit have been omitted pursuant to a request for confidential treatment that has been granted by the SEC)*

     10.6 Agreement For Internet Medical Communications  Network, dated March 2,
          2000, between Cymedix and Loyola University Medical Center.  (Portions
          of  this  Exhibit  have  been  omitted   pursuant  to  a  request  for
          confidential treatment that has been granted by the SEC)*

     10.7 Amended  and  Restated  Common  Stock  Purchase  Warrant,  as  amended
          February 18, 2002, issued to Professional Claims Services,  Inc (d/b/a
          WellPoint Pharmacy Management)*

     10.8 Securities Purchase Agreement,  dated February 19, 2002, between Medix and WellPoint Health Networks Inc.*

     10.9 General  Security  Agreement,  dated  February 19, 2002,  among Medix,
          Cymedix and WellPoint Health Networks Inc.*

     23.1 Consent of Ehrhardt Keefe Steiner & Hottman P.C.

     23.2 Consent of Lyle B. Stewart, Esq. (included in Exhibit 5.1)*

     24.1 Power of Attorney*

-----------------
* Previously Filed

          Item 17.  Undertakings.

          A.       The undersigned Registrant hereby undertakes:

               (1)  To file,  during  any  period  in which  offers or sales are being made, a post-effective  amendment to this Registration
                    Statement:

                    (i)  To include any prospectus  required by Section 10(a)(3)
                         of the Securities Act of 1933, as amended (the "Act");

                    (ii) To  reflect  in the  prospectus  any  facts  or  events arising  after the effective  date of the  Registration
                         Statement (or the most recent post-effective  amendment
                         thereof)  which,  individually  or  in  the  aggregate,
                         represent a fundamental  change in the  information set
                         forth in the  Registration  Statement.  Notwithstanding
                         the  foregoing,  any  increase or decrease in volume of
                         securities  offered  (if  the  total  dollar  value  of
                         securities  offered  would not  exceed  that  which was
                         registered)  and any deviation from the low or high and
                         of  the  estimated   maximum   offering  range  may  be
                         reflected  in the  form of  prospectus  filed  with the
                         Commission   pursuant   to  Rule   424(b)  if,  in  the
                         aggregate, the changes in volume and price represent no
                         more than 20 percent  change in the  maximum  aggregate
                         offering  price  set  forth  in  the   "Calculation  of
                         Registration  Fee" table in the effective  registration
                         statement.

                    (iii)To include any  material  information  with  respect to the plan of  distribution  not previously  disclosed in
                         the  Registration  Statement or any material  change to
                         such information in the Registration Statement;

                    provided,  however,  that  paragraphs  (A)(1)(i)  and
                    (A)(1)(ii) do not apply if the Registration  Statement is on
                    Form S-3, Form S-8 or Form F-3, and the information required to  be  included  in a  post-effective  amendment  by  those paragraphs  is contained in periodic  reports  filed with or furnished to the  Securities  and Exchange  Commission  (the
                    "Commission")  by the  Registrant  pursuant to Section 13 or
                    Section  15(d) of the  Securities  Exchange Act of 1934,  as
                    amended  (the  "Exchange  Act"),  that are  incorporated  by reference in the Registration Statement.

               (2)  That, for the purpose of determining any liability under the
                    Act, each such  post-effective  amendment shall be deemed to be a new registration  statement  relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the  initial  bona fide  offering thereof.

               (3)  To remove  from  registration  by means of a  post-effective amendment  any  of the  securities  being  registered  which remain unsold at the termination of the offering.

     B.   Insofar as indemnification  for liabilities  arising under the Act may be permitted to  directors,  officers and  controlling  persons of the
          Registrant  pursuant to the foregoing  provisions,  or otherwise,  the
          Registrant has been advised that in the opinion of the Commission such indemnification  is against  public policy as expressed in the Act and
          is,  therefore,   unenforceable.   In  the  event  that  a  claim  for
          indemnification  against such  liabilities  (other than the payment by the Registrant of expenses incurred or paid by a director,  officer or controlling  person of the Registrant in the successful defense of any action,  suit or proceeding) is asserted by such director,  officer or controlling person in connection with the securities being registered, the Registrant  will,  unless in the opinion of its counsel the matter has  been  settled  by  controlling  precedent,  submit  to a court of appropriate  jurisdiction the question whether such indemnification by it is  against  public  policy  as  expressed  in the Act and  will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the  requirements of the Securities Act of 1933, the registrant certifies  that it has  reasonable  grounds to believe  that it meets all of the requirements  for  filing  on Form S-2 and has duly  caused  this  Amendment  to
Registration Statement to be signed on its behalf by the undersigned,  thereunto duly authorized, in New York, New York on June 24, 2002.

                                       MEDIX RESOURCES, INC.

                                       By /s/John R. Prufeta
                                          --------------------
                                           John R. Prufeta,
                                           President and CEO

     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
Registration  Statement  has been signed below by the  following  persons in the capacities and on the dates indicated.

       Signature               Title                                          Date
       ---------               -----                                          ----

/s/John R. Prufeta*            President, Chief Executive Officer and         June 24, 2002
---------------------           Director (Principal Executive Officer)
   John R. Prufeta

/s/Patricia A. Minicucci       Executive Vice President, Acting Chief         June 24, 2002
-------------------------       Financial Officer ( Acting Principal
   Patricia A. Minicucci        Financial and Accounting Officer)

/s/John T. Lane*               Director                                       June 24, 2002
------------------
   John T. Lane

/s/David B. Skinner*           Director                                       June 24, 2002
--------------------
   David B. Skinner

/s/Samuel H. Havens*           Director                                       June 24, 2002
----------------------
   Samuel H. Havens

 /s/Joan E. Herman*            Director                                       June 24, 2002
-------------------
  Joan E. Herman

/s/Patrick W. Jeffries*        Director                                       June 24, 2002
-----------------------
 Patrick W. Jeffries

/s/Guy L. Scalzi*              Director                                        June 24, 2002
-----------------
 Guy L. Scalzi

*John R. Prufeta,  by signing his name hereto, does sign this document on behalf of himself and each of Ms. Herman and Messrs. Lane, Havens,  Skinner, Scalzi and
Jeffries in the capacities  indicated  immediately above,  pursuant to powers of attorney  duly  executed by each such person and filed with the  Securities  and
Exchange Commission.

                                                     /s/John R. Prufeta
                                                     ------------------
                                                      John R. Prufeta

                                  EXHIBIT INDEX

Exhibit
Number                      Description

     5.1  Opinion of Lyle B. Stewart, Esq.*

     10.1 Participation  Agreement,  dated as of April 2, 2001,  between  Medix,
          Cymedix and Kaiser Foundation Health Plan of Georgia,  Inc.  (Portions
          of  this  Exhibit  have  been  omitted   pursuant  to  a  request  for
          confidential treatment that has been granted by the SEC)*

     10.2 Agreement, dated as of October 18, 2001, between Medix and Merck-Medco
          Managed  Care,  L.L.C.  (Portions  of this  Exhibit  have been omitted pursuant to a request for confidential treatment that has been granted by the SEC)*

     10.3 Vendor  Services  Agreement,  dated as of September 28, 2001,  between
          Medix and Express  Scripts,  Inc.  (Portions of this Exhibit have been omitted pursuant to a request for confidential treatment that has been granted by the SEC)*

     10.4 Binding  Letter of Intent  for Pilot and  Production  Programs,  dated
          September 8, 1999,  between  Medix,  Cymedix and  Professional  Claims
          Services, Inc. (d/b/a WellPoint Pharmacy Management) (Portions of this
          Exhibit  have been  omitted  pursuant  to a request  for  confidential treatment that has been granted by the SEC)*

     10.5 Pilot  Agreement,  dated as of December 28, 1999,  between Cymedix and
          Professional   Claims  Services,   Inc.  (d/b/a   WellPoint   Pharmacy
          Management)  (Portions of this Exhibit have been omitted pursuant to a request for confidential treatment that has been granted by the SEC)*

     10.6 Agreement For Internet Medical Communications  Network, dated March 2,
          2000, between Cymedix and Loyola University Medical Center.  (Portions
          of  this  Exhibit  have  been  omitted   pursuant  to  a  request  for
          confidential treatment that has been granted by the SEC)*

     10.7 Amended  and  Restated  Common  Stock  Purchase  Warrant,  as  amended
          February 18, 2002, issued to Professional Claims Services,  Inc (d/b/a
          WellPoint Pharmacy Management)*

     10.8 Securities Purchase Agreement,  dated February 19, 2002, between Medix and WellPoint Health Networks Inc.*

     10.9 General  Security  Agreement,  dated  February 19, 2002,  among Medix,
          Cymedix and WellPoint Health Networks Inc.*

     23.1 Consent of Ehrhardt Keefe Steiner & Hottman P.C.

     23.2 Consent of Lyle B. Stewart, Esq. (included in Exhibit 5.1)*

     24.1 Power of Attorney*

--------
*Filed previously